5555 San Felipe Street Houston, TX 77056-2723 Telephone: 713-629-6600

December 15, 2016

Via EDGAR

H. Roger Schwall
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Marathon Oil Corporation
Form 10-K for Fiscal Year Ended
December 31, 2015
Filed February 25, 2016
Form 10-Q for Fiscal Quarter Ended
September 30, 2016
Filed November 3, 2016
File No. 1-05153

Dear Mr. Schwall,

Set forth below is the response from Marathon Oil Corporation ("Marathon Oil") to the comment letter from the staff of the U.S. Securities and Exchange Commission, dated November 14, 2016, concerning Marathon Oil’s Quarterly Report on Form 10-Q for the period ended September 30, 2016.

For your convenience, we have repeated the comment prior to the response. The comment is highlighted in bold.
Form 10-Q for Fiscal Quarter Ended September 30, 2016
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
Critical Accounting Estimates, page 36

1.
Your updated critical accounting estimates disclosure states future increases to the valuation allowance for your deferred tax assets are possible if your estimates are revised downward such that future estimates of taxable income are reduced during the carryforward period. Forecasted long-term commodity prices are identified as a significant assumption underlying the estimation of future taxable income used to determine the realizability of your deferred tax assets. Expand your disclosures to provide an analysis of the specific sensitivity of future estimates of taxable income to changes, especially as those estimates relate to commodity price forecasts, based on a range of outcomes that are reasonably likely to occur and will have a material effect on the valuation allowance. Provide both quantitative and qualitative disclosure if quantitative information is reasonably available. Refer to Section V of SEC Release No. 33-8350 for further guidance.

Response
We acknowledge the Staff’s comment and propose to expand our disclosure in future filings to provide further clarity on the deferred tax assets most at risk for a valuation allowance. We plan to include the following in our disclosure of Critical Accounting Estimates in future filings, which is based on September 30, 2016 information, for illustrative purposes:
Our estimate of future taxable income for our U.S. operations is reasonably likely to exceed the amount required to support our U.S. net deferred tax assets, after the existing valuation allowance, by a significant amount as of September 30, 2016. The following U.S. deferred tax assets are at the most risk for a valuation allowance at September 30, 2016 if estimates of future taxable income for our U.S. operations decline significantly:
Expiration of foreign tax credit carryforwards by year

Year        Amount
2022        $298 million
2023        $206 million
2024        $75 million
2025        $241 million

Our disclosure under Critical Accounting Estimates on page 36 of our September 30, 2016 Form 10-Q states that:
Future increases to our valuation allowance are possible if our estimates and assumptions (particularly as they relate to downward revisions of our long-term commodity price forecast) are revised such that they reduce estimates of future taxable income during the carryforward period.
By stating the above we did not intend to imply that a range of outcomes, specifically as they relate to commodity price forecasts, was deemed “reasonably likely” to occur by management. Instead, the intent by including the language was to convey that the forecasted assumptions, including our long-term commodity price forecast, are highly uncertain and subject to potential revisions. Therefore, to address the Staff’s request we will enhance our disclosure in future filings to provide further clarity. We plan to include the following in future filings, which is based on September 30, 2016 information, for illustrative purposes:
We base our future taxable income estimates on projected financial information which we believe to be reasonably likely to occur. An estimate of the sensitivity to changes in assumptions resulting in future taxable income calculations is not practicable, given the numerous assumptions (e.g. reserves, pace and timing of development plans, commodity prices, capital expenditures, operating costs, drilling and development costs, and inflation) that can materially affect our estimates. Unfavorable adjustments to some of the above listed assumptions would likely be offset by favorable adjustments in other assumptions. For example, the impact of sustained reduced commodity prices on future taxable income would likely be partially offset by lower costs.

2.
A downward revision of your long-term commodity price assumptions triggered an assessment of certain long-lived assets related to producing properties in the quarter ended September 30, 2016. As a result, you recorded impairment charges to reduce the carrying value of certain conventional non-core proved properties in Oklahoma. Your disclosure states that further changes in forecasted commodity prices may result in future impairment charges. Expand your disclosure to discuss the percentage or amount by which the undiscounted cash flows related to your remaining long-lived assets exceeded their carrying values as of the date of the most recent impairment test. In addition, provide additional quantitative disclosure addressing the degree of uncertainty resulting from commodity price trends. Your revised disclosure should also discuss uncertainty in the key assumptions underlying your impairment assessment and address the effect of reasonably likely changes to these assumptions. Refer to Section V of SEC Release No. 33-8350.

Response
We acknowledge the Staff’s comment and propose to expand our disclosure in future filings to provide the amount that remaining long-lived assets exceeded their carrying values as of the date of the most recent impairment test. We plan to include the following in our disclosure of Critical Accounting Estimates in future filings, which is based on September 30, 2016 information, for illustrative purposes (the additions are underlined):
The continued decline of commodity prices resulted in a downward revision of our long-term commodity price assumptions, which triggered an assessment of certain long-lived assets related to oil and gas producing properties for impairment as of September 30, 2016. We estimated the fair values using an income approach and concluded that impairments of $47 million were required. At September 30, 2016 our estimated undiscounted cash flows relating to our remaining long-lived assets significantly exceeded their carrying values. Long-lived assets most at risk for future impairment (defined as those with estimated undiscounted cash flows that exceeded their carrying values by less than approximately 50%) had estimated undiscounted cash flows that exceeded their $816 million carrying value by $161 million.
Our commodity price assumptions are one of the most significant inputs in our fair value calculation. We included disclosures related to the uncertainty of this assumption, and other assumptions, in our December 31, 2015 Form 10-K under Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Estimates (pages 57-58) and under Item 1A. Risk Factors (page 25). We refer the Staff to these sections for disclosure of the uncertainty in the key assumptions underlying our impairment assessment.
Our disclosure under Critical Accounting Estimates on page 36 of our September 30, 2016 Form 10-Q states that:
Changes in management’s forecast assumptions may cause us to reassess our long-lived assets for impairment and could result in non-cash impairment charges in the future.
By stating the above, we did not intend to imply that changes in forecasted assumptions was deemed “reasonably likely” to occur by management. Instead, the intent by including the language was to convey that the forecast assumptions are highly uncertain and subject to potential revisions. Therefore, to address the Staff’s request we will enhance our disclosure in future filings to provide further clarity. We plan to include the following in future filings, which is based on September 30, 2016 information, for illustrative purposes:
We base our fair value estimates on projected financial information which we believe to be reasonably likely to occur. An estimate of the sensitivity to changes in assumptions in our undiscounted cash flow calculations is not practicable, given the numerous assumptions (e.g. reserves, pace and timing of development plans, commodity prices, capital expenditures, operating costs, drilling and development costs, inflation and discount rates) that can materially affect our estimates. Unfavorable adjustments to some of the above listed assumptions would likely be offset by favorable adjustments in other assumptions. For example, the impact of sustained reduced commodity prices on future undiscounted cash flows would likely be partially offset by lower costs.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this response letter by electronic confirmation.

Please call the undersigned at 713-629-6600 if you have any questions regarding this letter. In addition, we request that you advise us when the Staff has completed its review of the filing which was the subject of the Staff’s comments.

Very truly yours,

/s/ Gary E. Wilson
Gary E. Wilson
Vice President, Controller and Chief Accounting Officer
Marathon Oil Corporation